UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 29)*

ECHOSTAR CORPORATION

(Name of Issuer)

CLASS A COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

278768 106

(CUSIP Number)

Dean A. Manson

Executive Vice President, General Counsel and Secretary

EchoStar Corporation

100 Inverness Terrace E.

Englewood, Colorado 80112

(303) 706-4000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 21, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON

Charles W. Ergen

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)	☐
(b)	☒

3.	SEC Use Only

4.	SOURCE OF FUNDS OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 249,599 SHARES (1) (2) 345,223 SIXTY DAY SHARES (3)
	8.	SHARED VOTING POWER 49,654,417 SHARES (1) (4)
	9.	SOLE DISPOSITIVE POWER 249,599 SHARES (1) (2) 345,223 SIXTY DAY SHARES (3)
	10.	SHARED DISPOSITIVE POWER 49,654,417 SHARES (1) (4)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 50,249,239

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 51.6% (5)

14.	TYPE OF REPORTING PERSON IN

(1) Includes shares of Class A Common Stock, $0.001 par value per share (“Class A Common Stock”) and Class B Common Stock, $0.001 par value per share (“Class B Common Stock”) of EchoStar Corporation (“EchoStar”). The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Consists of: (i) 48,927 shares of Class A Common Stock beneficially owned directly by Mr. Ergen; (ii) 3,705 shares of Class A Common Stock beneficially owned indirectly by Mr. Ergen in the DISH Network Corporation (“DISH Network”) 401(k) Employee Savings Plan (the “DISH Network 401(k) Plan”); and (iii) 196,967 shares of Class B Common Stock beneficially owned directly by Mr. Ergen.

(3)  “Sixty Day Shares” are shares of Class A Common Stock deemed to be beneficially owned under Rule 13d-3(d)(1) because Mr. Ergen has the right to acquire beneficial ownership of such shares within 60 days of the date hereof.

(4) Consists of: (i) 47 shares of Class A Common Stock beneficially owned directly by Mr. Ergen’s spouse, Cantey M. Ergen; (ii) 201 shares of Class A Common Stock beneficially owned indirectly by Mrs. Ergen in the DISH Network 401(k) Plan; (iii) 6,122 shares of Class A Common Stock beneficially owned by one of Mr. Ergen’s children; (iv) 5,400 shares of Class A Common Stock beneficially owned by a charitable foundation for which Mr. Ergen is an officer and for which he shares voting and dispositive power with Mrs. Ergen; (v) 824 shares of Class A Common Stock held by a trust for which Mrs. Ergen has durable power of attorney for the beneficiary of the trust; (vi) 12,808,205 shares of Class B Common Stock held by Telluray Holdings, LLC (“Telluray Holdings”), for which Mrs. Ergen has sole voting power as a manager of Telluray Holdings and for which Mr. Ergen and Mrs. Ergen share dispositive power as the managers of Telluray Holdings; (vii) 2,695,957 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year May 2019 SATS GRAT (the “2019 May GRAT”); (viii) 2,913,508 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year 2019 SATS GRAT II (the “2019 GRAT II”); (ix) 1,724,153 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year December 2019 SATS GRAT (the “2019 December GRAT”); (x) 2,151,751 shares of Class A Common Stock and 1,348,249 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year March 2020 SATS GRAT (the “2020 March GRAT”); (xi) 5,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year June 2020 SATS GRAT (the “2020 June GRAT”); and (xii) 21,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year December 2020 SATS GRAT (the “2020 December GRAT”).

(5) Based on 49,440,461 shares of Class A Common Stock outstanding on December 18, 2020 and assuming the conversion of only the shares of Class B Common Stock beneficially owned by Mr. Ergen into Class A Common Stock and giving effect to the exercise of options held by Mr. Ergen that are either currently exercisable as of, or may become exercisable within 60 days after, December 18, 2020. Because each share of Class B Common Stock is entitled to 10 votes per share, Mr. Ergen may be deemed to beneficially own equity securities of EchoStar representing approximately 91.0% of the voting power of EchoStar (assuming no conversion of any Class B Common Stock and giving effect to the exercise of options held by Mr. Ergen that are either currently exercisable as of, or may become exercisable within 60 days after, December 18, 2020).

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON

Cantey M. Ergen

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)	☐
(b)	☒

3.	SEC Use Only

4.	SOURCE OF FUNDS OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 49,642,071 SHARES (1) (2)
	8.	SHARED VOTING POWER 261,945 SHARES (1) (3)
	9.	SOLE DISPOSITIVE POWER 36,833,866 SHARES (1) (4)
	10.	SHARED DISPOSITIVE POWER 13,070,150 SHARES (1) (5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 49,904,016

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 51.4% (6)

14.	TYPE OF REPORTING PERSON IN

(1) Includes shares of Class A Common Stock and Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Consists of: (i) 47 shares of Class A Common Stock beneficially owned directly by Mrs. Ergen; (ii) 201 shares of Class A Common Stock beneficially owned indirectly by Mrs. Ergen in the DISH Network 401(k) Plan; (iii) 12,808,205 shares of Class B Common Stock held by Telluray Holdings, for which Mrs. Ergen has sole voting power as a manager of Telluray Holdings; (iv) 2,695,957 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2019 May GRAT; (v) 2,913,508 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2019 GRAT II; (vi) 1,724,153 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2019 December GRAT; (vii) 2,151,751 shares of Class A Common Stock and 1,348,249 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2020 March GRAT; (viii) 5,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2020 June GRAT; and (ix) 21,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2020 December GRAT. Mrs. Ergen exercises voting power with respect to Telluray Holdings and each of the 2019 May GRAT, the 2019 GRAT II, the 2019 December GRAT, the 2020 March GRAT, the 2020 June GRAT and the 2020 December GRAT independently and, with respect to the 2019 May GRAT, the 2019 GRAT II, the 2019 December GRAT, the 2020 March GRAT, the 2020 June GRAT and the 2020 December GRAT, in accordance with her fiduciary responsibilities to the beneficiaries of such trusts.

(3)  Consists of: (i) 48,927 shares of Class A Common Stock beneficially owned directly by Mrs. Ergen’s spouse, Mr. Ergen; (ii) 3,705 shares of Class A Common Stock beneficially owned indirectly by Mr. Ergen in the DISH Network 401(k) Plan; (iii) 196,967 shares of Class B Common Stock beneficially owned directly by Mr. Ergen; (iv) 6,122 shares of Class A Common Stock beneficially owned by one of Mrs. Ergen’s children; (v) 5,400 shares of Class A Common Stock beneficially owned by a charitable foundation for which Mrs. Ergen is an officer and for which she shares voting and dispositive power with Mr. Ergen; and (vi) 824 shares of Class A Common Stock held by a trust for which Mrs. Ergen has durable power of attorney for the beneficiary of the trust.

(4) Consists of: (i) 47 shares of Class A Common Stock beneficially owned directly by Mrs. Ergen; (ii) 201 shares of Class A Common Stock beneficially owned indirectly by Mrs. Ergen in the DISH Network 401(k) Plan; (iii) 2,695,957 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2019 May GRAT; (iv) 2,913,508 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2019 GRAT II; (v) 1,724,153 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2019 December GRAT; (vi) 2,151,751 shares of Class A Common Stock and 1,348,249 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2020 March GRAT; (vii) 5,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2020 June GRAT; and (viii) 21,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2020 December GRAT. Mrs. Ergen exercises dispositive power with respect to each of the 2019 May GRAT, the 2019 GRAT II, the 2019 December GRAT, the 2020 March GRAT, the 2020 June GRAT and the 2020 December GRAT, independently and in accordance with her fiduciary responsibilities to the beneficiaries of such trusts.

(5)  Consists of: (i) 48,927 shares of Class A Common Stock beneficially owned directly by Mrs. Ergen’s spouse, Mr. Ergen; (ii) 3,705 shares of Class A Common Stock beneficially owned indirectly by Mr. Ergen in the DISH Network 401(k) Plan; (iii) 196,967 shares of Class B Common Stock beneficially owned directly by Mr. Ergen; (iv) 6,122 shares of Class A Common Stock beneficially owned by one of Mrs. Ergen’s children; (v) 5,400 shares of Class A Common Stock beneficially owned by a charitable foundation for which Mrs. Ergen is an officer and for which she shares voting and dispositive power with Mr. Ergen; (vi) 824 shares of Class A Common Stock held by a trust for which Mrs. Ergen has durable power of attorney for the beneficiary of the trust; and (vii) 12,808,205 shares of Class B Common Stock held by Telluray Holdings, for which Mr. Ergen and Mrs. Ergen share dispositive power as the managers of Telluray Holdings.

(6) Based on 49,440,461 shares of Class A Common Stock outstanding on December 18, 2020 and assuming the conversion of only the shares of Class B Common Stock beneficially owned by Mrs. Ergen into Class A Common Stock. Because each share of Class B Common Stock is entitled to 10 votes per share, Mrs. Ergen may be deemed to beneficially own equity securities of EchoStar representing approximately 91.0% of the voting power of EchoStar (assuming no conversion of any Class B Common Stock).

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON

Ergen Two-Year May 2019 SATS GRAT

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)	☐
(b)	☒

3.	SEC Use Only

4.	SOURCE OF FUNDS OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 2,695,957 SHARES (1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 2,695,957 SHARES (1)
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 2,695,957

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 5.2% (2)

14.	TYPE OF REPORTING PERSON OO

(1) All of the shares beneficially held by the 2019 May GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 49,440,461 shares of Class A Common Stock outstanding on December 18, 2020 and assuming conversion of only the shares of Class B Common Stock beneficially owned by the 2019 May GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the 2019 May GRAT may be deemed to beneficially own would be approximately 2.8%. Because each share of Class B Common Stock is entitled to 10 votes per share, the 2019 May GRAT beneficially owns equity securities of EchoStar representing approximately 5.1% of the voting power of EchoStar (assuming no conversion of any Class B Common Stock).

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON

Ergen Two-Year 2019 SATS GRAT II

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)	☐
(b)	☒

3.	SEC Use Only

4.	SOURCE OF FUNDS OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 2,913,508 SHARES (1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 2,913,508 SHARES (1)
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 2,913,508

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 5.6% (2)

14.	TYPE OF REPORTING PERSON OO

(1) All of the shares beneficially held by the 2019 GRAT II are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 49,440,461 shares of Class A Common Stock outstanding on December 18, 2020 and assuming conversion of only the shares of Class B Common Stock beneficially owned by the 2019 GRAT II into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the 2019 GRAT II may be deemed to beneficially own would be approximately 3.0%. Because each share of Class B Common Stock is entitled to 10 votes per share, the 2019 GRAT II beneficially owns equity securities of EchoStar representing approximately 5.5% of the voting power of EchoStar (assuming no conversion of any Class B Common Stock).

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON

Ergen Two-Year December 2019 SATS GRAT

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)	☐
(b)	☒

3.	SEC Use Only

4.	SOURCE OF FUNDS OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 1,724,153 SHARES (1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 1,724,153 SHARES (1)
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 1,724,153

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 3.4% (2)

14.	TYPE OF REPORTING PERSON OO

(1) All of the shares beneficially held by the 2019 December GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 49,440,461 shares of Class A Common Stock outstanding on December 18, 2020 and assuming conversion of only the shares of Class B Common Stock beneficially owned by the 2019 December GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the 2019 December GRAT may be deemed to beneficially own would be approximately 1.8%. Because each share of Class B Common Stock is entitled to 10 votes per share, the 2019 December GRAT beneficially owns equity securities of EchoStar representing approximately 3.3% of the voting power of EchoStar (assuming no conversion of any Class B Common Stock).

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON

Ergen Two-Year March 2020 SATS GRAT

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)	☐
(b)	☒

3.	SEC Use Only

4.	SOURCE OF FUNDS OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 3,500,000 SHARES (1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 3,500,000 SHARES (1)
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 3,500,000

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 2.7% (2)

14.	TYPE OF REPORTING PERSON OO

(1) Consists of 2,151,751 shares of Class A Common Stock and 1,348,249 shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 49,440,461 shares of Class A Common Stock outstanding on December 18, 2020 and assuming conversion of only the shares of Class B Common Stock beneficially owned by the 2020 March GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the 2020 March GRAT may be deemed to beneficially own would be approximately 1.4%. Because each share of Class B Common Stock is entitled to 10 votes per share, the 2020 March GRAT beneficially owns equity securities of EchoStar representing approximately 3.0% of the voting power of EchoStar (assuming no conversion of any Class B Common Stock).

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON
Ergen Two-Year June 2020 SATS GRAT

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☒

3.	SEC Use Only

4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER
5,000,000 SHARES (1)

	8.	SHARED VOTING POWER

	9.	SOLE DISPOSITIVE POWER
5,000,000 SHARES (1)

	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON
5,000,000

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 9.2% (2)

14.	TYPE OF REPORTING PERSON
OO

(1) All of the shares beneficially held by the 2020 June GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 49,440,461 shares of Class A Common Stock outstanding on December 18, 2020 and assuming conversion of only the shares of Class B Common Stock beneficially owned by the 2020 June GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the 2020 June GRAT may be deemed to beneficially own would be approximately 5.1%. Because each share of Class B Common Stock is entitled to 10 votes per share, the 2020 June GRAT beneficially owns equity securities of EchoStar representing approximately 9.5% of the voting power of EchoStar (assuming no conversion of any Class B Common Stock).

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON
Ergen Two-Year December 2020 SATS GRAT

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☒

3.	SEC Use Only

4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER
21,000,000 SHARES (1)

	8.	SHARED VOTING POWER

	9.	SOLE DISPOSITIVE POWER
21,000,000 SHARES (1)

	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON
21,000,000

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 29.8% (2)

14.	TYPE OF REPORTING PERSON
OO

(1) All of the shares beneficially held by the 2020 December GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 49,440,461 shares of Class A Common Stock outstanding on December 18, 2020 and assuming conversion of only the shares of Class B Common Stock beneficially owned by the 2020 December GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the 2020 December GRAT may be deemed to beneficially own would be approximately 21.6%. Because each share of Class B Common Stock is entitled to 10 votes per share, the 2020 December GRAT beneficially owns equity securities of EchoStar representing approximately 39.9% of the voting power of EchoStar (assuming no conversion of any Class B Common Stock).

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON
Telluray Holdings, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☒

3.	SEC Use Only

4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER
12,808,205 SHARES (1)

	8.	SHARED VOTING POWER

	9.	SOLE DISPOSITIVE POWER
12,808,205 SHARES (1)

	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON
12,808,205

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 20.6% (2)

14.	TYPE OF REPORTING PERSON
OO

(1) All of the shares beneficially held by Telluray Holdings are shares of Class B Common Stock, for which Mrs. Ergen has sole voting power as a manager of Telluray Holdings and for which Mr. Ergen and Mrs. Ergen share dispositive power as the managers of Telluray Holdings. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 49,440,461 shares of Class A Common Stock outstanding on December 18, 2020 and assuming conversion of only the shares of Class B Common Stock beneficially owned by Telluray Holdings into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that Telluray Holdings may be deemed to beneficially own would be approximately 13.2%. Because each share of Class B Common Stock is entitled to 10 votes per share, Telluray Holdings beneficially owns equity securities of EchoStar representing approximately 24.3% of the voting power of EchoStar (assuming no conversion of any Class B Common Stock).

ITEM 2.	Identity and Background.

Item 2 is amended and restated as follows:

This statement is being filed jointly by: (a) Charles W. Ergen; (b) Cantey M. Ergen; (c) the 2019 May GRAT; (d) the 2019 GRAT II; (e) the 2019 December GRAT; (f) the 2020 March GRAT; (g) the 2020 June GRAT; (h) the 2020 December GRAT; and (i) Telluray Holdings, who are together referred to as the “Reporting Persons.” This Schedule 13D relates solely to, and is being filed for, shares held by Mr. and Mrs. Ergen, the 2019 May GRAT, the 2019 GRAT II, the 2019 December GRAT, the 2020 March GRAT, the 2020 June GRAT, the 2020 December GRAT and Telluray Holdings.

(A) Charles W. Ergen

Mr. Ergen’s principal occupation is Chairman of each of EchoStar and DISH Network, and his principal address is 9601 S. Meridian Blvd., Englewood, Colorado 80112. Mr. Ergen has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Ergen is a citizen of the United States.

(B) Cantey M. Ergen

Mrs. Ergen is a Senior Advisor and member of the Board of Directors of DISH Network and her principal address is 9601 S. Meridian Blvd., Englewood, Colorado 80112. Mrs. Ergen has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Ergen is a citizen of the United States.

(C) 2019 May GRAT

The 2019 May GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The 2019 May GRAT has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the 2019 May GRAT, Mrs. Ergen is vested with sole voting and dispositive power over the 2,695,957 shares of Class B Common Stock held by the 2019 May GRAT, except as set forth in Item 6.

(D) 2019 GRAT II

The 2019 GRAT II was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The 2019 GRAT II has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the 2019 GRAT II, Mrs. Ergen is vested with sole voting and dispositive power over the 2,913,508 shares of Class B Common Stock held by the 2019 GRAT II, except as set forth in Item 6.

(E) 2019 December GRAT

The 2019 December GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The 2019 December GRAT has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the 2019 December GRAT, Mrs. Ergen is vested with sole voting and dispositive power over the 1,724,153 shares of Class B Common Stock held by the 2019 December GRAT, except as set forth in Item 6.

(F) 2020 March GRAT

The 2020 March GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The 2020 March GRAT has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the 2020 March GRAT, Mrs. Ergen is vested with sole voting and dispositive power over the 2,151,751 shares of Class A Common Stock and 1,348,249 shares of Class B Common Stock held by the 2020 March GRAT, except as set forth in Item 6.

(G) 2020 June GRAT

The 2020 June GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The 2020 June GRAT has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the 2020 June GRAT, Mrs. Ergen is vested with sole voting and dispositive power over the 5,000,000 shares of Class B Common Stock held by the 2020 June GRAT, except as set forth in Item 6.

(H) 2020 December GRAT

The 2020 December GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The 2020 December GRAT has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the 2020 December GRAT, Mrs. Ergen is vested with sole voting and dispositive power over the 21,000,000 shares of Class B Common Stock held by the 2020 December GRAT, except as set forth in Item 6.

(I) Telluray Holdings

Telluray Holdings is a limited liability company organized under the laws of the State of Wyoming and its principal business is to hold a portion of the assets and estate of Mr. Ergen and to hold certain assets of certain trusts established for the benefit of his family. Its address is 1623 Central Avenue, Suite 214, Cheyenne, Wyoming 82001. Telluray Holdings has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Ergen and certain trusts established for the benefit of his family are the members of Telluray Holdings. Mr. Ergen and Mrs. Ergen are the managers of Telluray Holdings. As a manager of Telluray Holdings, Mrs. Ergen has sole voting power over the shares of Class B Common Stock held by Telluray Holdings. As managers of Telluray Holdings, Mr. Ergen and Mrs. Ergen share dispositive power over the shares of Class B Common Stock held by Telluray Holdings.

ITEM 3.	Source and Amount of Funds and Other Consideration.

Item 3 is hereby amended and supplemented as follows:

The 2020 December GRAT acquired beneficial ownership of 21,000,000 shares of Class B Common Stock when Mr. Ergen contributed such shares of Class B Common Stock to the 2020 December GRAT on December 21, 2020. Mr. Ergen established the 2020 December GRAT for estate planning purposes. Shares of Class B Common Stock may be exchanged for shares of Class A Common Stock on a one-for-one basis at any time.

The Reporting Persons may from time to time acquire shares of Class A Common Stock for investment purposes. Such Class A Common Stock may be acquired with personal funds or funds borrowed by the Reporting Persons.

ITEM 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

As described in Item 3 above, Mr. Ergen contributed 21,000,000 shares of Class B Common Stock to the 2020 December GRAT on December 21, 2020. Mr. Ergen established the 2020 December GRAT for estate planning purposes. Under the trust agreement establishing the 2020 December GRAT, Mr. Ergen’s spouse, Cantey M. Ergen, serves as trustee of the 2020 December GRAT and holds sole voting and dispositive power over the 21,000,000 shares of Class B Common Stock held by the 2020 December GRAT, except as set forth in Item 6. Mr. Ergen receives an annual annuity amount from the 2020 December GRAT under the trust agreement governing the 2020 December GRAT. Members of Mr. and Mrs. Ergen’s family are the beneficiaries of the 2020 December GRAT. The 2020 December GRAT is scheduled to expire on December 21, 2022.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a)  This filing is for the cumulative share holdings of an affiliated group as of the close of business on December 21, 2020.  See Items 11 and 13 of the cover pages to this Amendment No. 29 for the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons.  The Reporting Persons’ beneficial ownership of shares of Class A Common Stock excludes 1,640 shares of Class A Common Stock held by certain trusts established by Mr. Ergen for the benefit of his family. Mr. Ergen and Mrs. Ergen disclaim beneficial ownership of the 12,808,205 shares of Class B Common Stock held by Telluray Holdings, except to the extent of their pecuniary interest.

(b)  See Items 7 through 10 of the cover pages to this Amendment No. 29 for the number of shares of Class A Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The Reporting Persons have not effected any transactions in the Class A Common Stock of EchoStar since the most recent filing of Schedule 13D other than as described herein.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

Except as disclosed below, none of Mr. Ergen, Mrs. Ergen, the 2019 May GRAT, the 2019 GRAT II, the 2019 December GRAT, the 2020 March GRAT, the 2020 June GRAT, the 2020 December GRAT or Telluray Holdings is a party to any contracts, arrangements, understandings or relationships, including but not limited to, transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies nor are any of the securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Each of the trust agreements for the 2019 May GRAT, the 2019 GRAT II, the 2019 December GRAT, the 2020 March GRAT, the 2020 June GRAT and the 2020 December GRAT contains an irrevocable provision that provides that the trustee will not dispose of any shares of EchoStar held by the 2019 May GRAT, the 2019 GRAT II, the 2019 December GRAT, the 2020 March GRAT, the 2020 June GRAT or the 2020 December GRAT, respectively, unless a Change of Control Event occurs. If a Change of Control Event occurs, the trustee of each of the 2019 May GRAT, the 2019 GRAT II, the 2019 December GRAT, the 2020 March GRAT, the 2020 June GRAT and the 2020 December GRAT will have sole discretion with respect to the disposition of any shares of EchoStar held by the 2019 May GRAT, the 2019 GRAT II, the 2019 December GRAT, the 2020 March GRAT, the 2020 June GRAT and the 2020 December GRAT, respectively.

A “Change of Control Event” will occur if: (i) as the result of a transaction or a series of transactions any person other than Charles W. Ergen (or a Related Party) individually owns more than fifty percent (50%) of the total equity interests of either (A) EchoStar or (B) the surviving entity in any such transaction(s) or a controlling affiliate of such surviving entity in such transaction(s); and (ii) a majority of the members of the Board of Directors of EchoStar are no longer Continuing Directors; and (iii) as the result of a transaction or a series of transactions any person other than Charles W. Ergen (or a Related Party) individually owns more than fifty percent (50%) of the total voting power of either (A) EchoStar or (B) the surviving entity in any such transaction(s) or a controlling affiliate of such surviving entity in such transaction(s); and (iv) Charles W. Ergen sells Equity Interests such that he owns beneficially less than 50% of the total equity interests that he owned beneficially immediately following the grant of shares to the 2019 May GRAT, the 2019 GRAT II, the 2019 December GRAT, the 2020 March GRAT, the 2020 June GRAT or the 2020 December GRAT, as applicable.

For purposes of the definition of “Change of Control Event”:

“Continuing Director” means, as of any date of determination, any member of the Board of Directors of EchoStar who: (a) was a member of such Board of Directors on the date on which the applicable grantor retained annuity trust was established; or (b) was nominated for election or elected to such Board of Directors either (x) with the affirmative vote of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election or (y) by Charles W. Ergen and his Related Parties.

“Equity Interest” means any capital stock of EchoStar and all warrants, options or other rights to acquire capital stock of EchoStar (but excluding any debt security that is convertible into, or exchangeable for, capital stock of EchoStar).

“Related Party” means, (a) Charles W. Ergen’s spouse and each of his immediate family members; (b) each trust, corporation, partnership or other entity of which Charles W. Ergen beneficially holds an eighty percent (80%) or more controlling interest or that was created for estate planning purposes including without limitation the grantor retained annuity trusts; and (c) the personal representatives, administrators, executor, guardians, or any person(s) or entit(ies) to which Charles W. Ergen’s shares of EchoStar are transferred as a result of a transfer by will or the applicable laws of descent and distribution.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Agreement of Joint Filing

Exhibit B: Power of Attorney for Charles W. Ergen (incorporated by reference from Exhibit B to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020).

Exhibit C: Power of Attorney for Cantey M. Ergen (incorporated by reference from Exhibit C to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020)

Exhibit D: Power of Attorney for Two-Year May 2019 SATS GRAT (incorporated by reference from Exhibit E to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020)

Exhibit E: Power of Attorney for Two-Year 2019 SATS GRAT II (incorporated by reference from Exhibit F to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020)

Exhibit F: Power of Attorney for Two-Year December 2019 SATS GRAT (incorporated by reference from Exhibit G to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020)

Exhibit G: Power of Attorney for Two-Year March 2020 SATS GRAT (incorporated by reference from Exhibit H to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020)

Exhibit H: Power of Attorney for Two-Year June 2020 SATS GRAT (incorporated by reference from Exhibit I to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020)

Exhibit I: Power of Attorney for Telluray Holdings, LLC (incorporated by reference from Exhibit J to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020)

Exhibit J: Power of Attorney for Two-Year December 2020 SATS GRAT

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHARLES W. ERGEN

Dated: December 22, 2020	/s/ Robert J. Hooke
Charles W. Ergen by Robert J. Hooke, attorney-in-fact

CANTEY M. ERGEN

Dated: December 22, 2020	/s/ Robert J. Hooke
Cantey M. Ergen by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR MAY 2019 SATS GRAT

Dated: December 22, 2020	/s/ Robert J. Hooke
Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR 2019 SATS GRAT II

Dated: December 22, 2020	/s/ Robert J. Hooke
Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR DECEMBER 2019 SATS GRAT

Dated: December 22, 2020	/s/ Robert J. Hooke
Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR MARCH 2020 SATS GRAT

Dated: December 22, 2020	/s/ Robert J. Hooke
Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR JUNE 2020 SATS GRAT

Dated: December 22, 2020	/s/ Robert J. Hooke
Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR DECEMBER 2020 SATS GRAT

Dated: December 22, 2020	/s/ Robert J. Hooke
Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

TELLURAY HOLDINGS, LLC

Dated: December 22, 2020	/s/ Robert J. Hooke
Cantey M. Ergen, Manager by Robert J. Hooke, attorney-in-fact

Attention:  Intentional misstatements or omissions of fact

constitutes Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit A: Agreement of Joint Filing

Exhibit B: Power of Attorney for Charles W. Ergen (incorporated by reference from Exhibit B to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020).

Exhibit C: Power of Attorney for Cantey M. Ergen (incorporated by reference from Exhibit C to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020)

Exhibit D: Power of Attorney for Two-Year May 2019 SATS GRAT (incorporated by reference from Exhibit E to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020)

Exhibit E: Power of Attorney for Two-Year 2019 SATS GRAT II (incorporated by reference from Exhibit F to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020)

Exhibit F: Power of Attorney for Two-Year December 2019 SATS GRAT (incorporated by reference from Exhibit G to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020)

Exhibit G: Power of Attorney for Two-Year March 2020 SATS GRAT (incorporated by reference from Exhibit H to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020)

Exhibit H: Power of Attorney for Two-Year June 2020 SATS GRAT (incorporated by reference from Exhibit I to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020)

Exhibit I: Power of Attorney for Telluray Holdings, LLC (incorporated by reference from Exhibit J to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020)

Exhibit J: Power of Attorney for Two-Year December 2020 SATS GRAT

EXHIBIT A

Agreement of Joint Filing

Pursuant to Rule 13d-1(k)(l)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement on Schedule 13D/A to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

CHARLES W. ERGEN

Dated: December 22, 2020	/s/ Robert J. Hooke
Charles W. Ergen by Robert J. Hooke, attorney-in-fact

CANTEY M. ERGEN

Dated: December 22, 2020	/s/ Robert J. Hooke
Cantey M. Ergen by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR MAY 2019 SATS GRAT

Dated: December 22, 2020	/s/ Robert J. Hooke
Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR 2019 SATS GRAT II

Dated: December 22, 2020	/s/ Robert J. Hooke
Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR DECEMBER 2019 SATS GRAT

Dated: December 22, 2020	/s/ Robert J. Hooke
Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR MARCH 2020 SATS GRAT

Dated: December 22, 2020	/s/ Robert J. Hooke
Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR JUNE 2020 SATS GRAT

Dated: December 22, 2020	/s/ Robert J. Hooke
Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR DECEMBER 2020 SATS GRAT

Dated: December 22, 2020	/s/ Robert J. Hooke
Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

TELLURAY HOLDINGS, LLC

Dated: December 22, 2020	/s/ Robert J. Hooke
Cantey M. Ergen, Manager by Robert J. Hooke, attorney-in-fact

EXHIBIT J - POWER OF ATTORNEY

Known by all these presents, that the undersigned hereby constitutes and appoints Robert J. Hooke signing singly, the undersigned’ s true and lawful attorney-in-fact and agent to:

(1) prepare, execute, and file with the U.S. Securities and Exchange Commission (the “ SEC” ), for and on behalf of the undersigned, in the undersigned’ s capacity as a beneficial owner of more than five percent of any class of security of EchoStar Corporation (the “ Company” ), which is registered pursuant to Section 12 of the Securities Exchange Act of 1934 (the “ Exchange Act” ), any Schedule 13G or Schedule 13D, and any amendments to such filings, which may be required to be filed with the SEC pursuant to Section 13 of the Exchange Act and the rules thereunder as a result of the undersigned’ s beneficial ownership of securities of the Company and any changes therein;

(2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule 13G or Schedule 13D, complete and execute any amendment or amendments thereto, and timely file such Schedule 13G or Schedule 13D, and any amendment or amendments thereto, with the SEC and any securities exchange or similar authority; and

(3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’ s discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’ s substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming, nor is the Company assuming, the undersigned’ s responsibilities to comply with Section 13 of the Exchange Act and the rules thereunder. This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file a Schedule 13G or Schedule 13D with respect to the undersigned’ s beneficial ownership of securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be duly executed as of this 21st day of December 2020.

Name of Trust: Ergen Two-Year December 2020 SATS GRAT

By:	/s/ Cantey M. Ergen
Its Trustee
Printed Name: Cantey M. Ergen